March 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Agile Growth Corp.

Registration Statement on Form S-1

Filed February 2, 2021, as amended

File No. 333-252655

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Agile Growth Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steven Pearlman
	Name:	Steven Pearlman
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Scott M. Skidmore
	Name:	Scott M. Skidmore
	Title:	Managing Director